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                                                                      EXHIBIT 12

                        ILLINOIS BELL TELEPHONE COMPANY
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN MILLIONS)



                                                      1995              1994              1993              1992              1991
                                                    --------           ------            ------            ------            ------
1. EARNINGS
   a)    Income before interest cost,
         income tax, extraordinary charge
         and cumulative effect of
         change in accounting principles......      $1,027.5           $641.7            $758.0            $728.9            $650.4

   b)    Portion of rental expense
         representative of the interest
         factor (1)...........................           9.9              8.8              10.8              12.3              10.8
                                                    --------            ------            ------            ------            ------

           Total 1(a) through 1(b)............      $1,037.4           $650.5            $768.8            $741.2            $661.2
                                                    ========           ======            ======            ======            ======

2. FIXED CHARGES

   a)    Total interest cost including
         capital lease obligations............      $  120.0           $109.0            $119.9            $114.1            $131.5

   b)    Portion of rental expense
         representative of the interest
         factor (1)...........................           9.9              8.8              10.8              12.3              10.8
                                                    --------           ------            ------            ------            ------

           Total 2(a) through 2(b)............      $  129.9           $117.8            $130.7            $126.4            $142.3
                                                    ========           ======            ======            ======            ======

 RATIO OF EARNINGS TO FIXED CHARGES...........          7.99             5.52              5.88              5.86              4.65
                                                    ========           ======            ======            ======            ======

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(1) One-third of rental expense is considered to be the amount representing return on capital.

(2) The results for 1995 reflect a $57.1 pretax credit primarily from settlement gains resulting from lump sum pension payments from the pension plan to former employees who left the business in the nonmanagement work force restructuring, partially offset by increased force costs related to the restructuring started in 1994, as well as a write-down of certain data processing equipment to net realizable value. Results for 1994 reflect a $196.5 pretax charge associated with the nonmanagement work force restructuring. Costs of the work force restructuring program have largely been funded from the Ameritech Pension Plan.

(3) Interest cost includes capitalized interest expense.

(4) Earnings have not been adjusted to reflect the timing of dividends received and equity in earnings of unconsolidated affiliates since the effect on an annual basis has been insignificant.